Exhibit 99.9

NICE Actimize Receives 2023 Inaugural “TabbFORUM NOVA Award” for Innovation
in Capital Markets

NICE Actimize was honored for leadership in artificial intelligence and in financial markets compliance, trade surveillance and anti-money laundering

Hoboken, N.J., June 19, 2023 – NICE Actimize, a NICE (NASDAQ: NICE) business, has been honored with an inaugural TabbFORUM NOVA Award. The TabbFORUM NOVA Awards celebrated the top forty innovative firms in the capital markets – firms making their mark through technology developments from pre-trade through post-trade across all asset classes.

Focusing on the financial services industry’s ongoing commitment to technology-driven innovation by recognizing outstanding recent and sustained achievements, the NOVA Award winners were the result of TabbFORUM research, with consideration given to nominations and recommendations solicited from the community. Those companies and institutions named a TabbFORUM NOVA finalist were measured on  the role of innovation, as well as industry impact and leadership.

In its announcement, TabbFORUM noted, “Combining financial services industry expertise and relationships with artificial intelligence and other advanced technologies, NICE Actimize claims a leading position across financial markets compliance, trade surveillance and anti-money laundering – and in those and adjacent segments individually. “

“NICE Actimize continues its commitment to the capital markets by offering advanced technologies in artificial intelligence and high performing cloud-based solutions that take financial institutions into the digital future,” said Craig Costigan, CEO, NICE Actimize, “We are honored that TabbFORUM recognizes our innovative financial crime and compliance solutions that address the challenges of the capital markets and its financial institutions.”

Among NICE Actimize’s recent innovations is Compliancentral, the industry’s first cloud-based, end-to-end communications and trade compliance platform. And with its AI-powered SURVEIL-X Holistic Conduct and Trade Surveillance solution, NICE Actimize brings next level surveillance and risk detection capabilities at scalability, with even better detection coverage, reduced false positives, and the ability to monitor unified communications.

NICE Actimize combines deep industry expertise and a patented technology platform to quickly enable global businesses to increase their insight into real-time customer behavior and improve risk and compliance performance. NICE Actimize provides enterprise risk management solutions to banks, insurance companies, payment companies, and government entities around the world.

•	To view a podcast conversation with TabbFORUM CEO Bruce Morris and NICE Actimize CEO Craig Costigan, please click here.

About TabbFORUM
TABB Group is the international research and consulting firm focused exclusively on capital markets, founded on the interview-based research methodology developed by Larry Tabb. Since 2003, TABB Group has been helping business leaders gain a truer understanding of financial markets issues to develop actionable roadmaps and approaches to future growth. By accurately assessing their customer base, competition, and key market opportunities, TABB Group works with senior industry leaders to make critical decisions about their business.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud, and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the "Company"). In some cases, such forward-looking statements can be identified by terms such as "believe," "expect," "seek," "may," "will," "intend," "should," "project," "anticipate," "plan," "estimate," or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the company's growth strategy; success and growth of the company's cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the company's dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the company; the effect of newly enacted or modified laws, regulation or standards on the company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the "SEC"). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the company's reports filed from time to time with the SEC, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the company undertakes no obligation to update or revise them, except as required by law.